Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 3 DATED NOVEMBER 6, 2017
TO THE OFFERING CIRCULAR DATED JULY 28, 2017, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated July 28, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 28, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Promissory Grid Note.

Second Amended and Restated Promissory Grid Note

On October 31, 2017, we entered into a second amended and restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Fundrise, LP (“Lender”), an affiliate of ours, as the lender thereto. The Second Amended and Restated Promissory Note replaces the earlier Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of March 7, 2017.

Availability

The Second Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Second Amended and Restated Promissory Grid Note, shall at no time exceed $10 million.

Collateral

The Second Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Second Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Second Amended and Restated Promissory Grid Note is due and payable on January 31, 2019.

Purpose

While there are no restrictions on the use of the proceeds received under the Second Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for warehousing assets for its sponsored eREITs and eFunds.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.